UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Kwiat                 Kenneth
   Corporate Headquarters
   100 Crystal A Drive
   Hershey,       PA     17033
2. Date of Event Requiring Statement (Month/Day/Year)
   01/01/98
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
5. Relationship of Reporting Person to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Vice President, Manufacturing

6. If Amendment, Date of Original (Month/Day/Year)
   01/08/98
7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 210.0000            I   by Trust (1)
Common Stock                                                 4,458.0000          D
Common Stock                                                 5,568.1736          I   401(k) Plan

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option                01/08/00  Common Stock                 2,000.0000 $17.6875   D
(right to buy) (2)
Non-Qualified Stock Option                01/07/01  Common Stock                 3,000.0000 $18.1250   D
(right to buy) (2)
Non-Qualified Stock Option                01/05/02  Common Stock                 6,700.0000 $22.3750   D
(right to buy) (2)
Non-Qualified Stock Option                01/03/03  Common Stock                 5,900.0000 $23.5000   D
(right to buy) (2)
Non-Qualified Stock Option                01/03/04  Common Stock                 6,500.0000 $24.5000   D
(right to buy) (2)
Non-Qualified Stock Option                01/03/05  Common Stock                 7,000.0000 $24.1875   D
(right to buy) (2)
Non-Qualified Stock Option                01/02/06  Common Stock                 8,200.0000 $33.0625   D
(right to buy) (2)
Non-Qualified Stock Option                01/07/07  Common Stock                 6,150.0000 $44.5000   D
(right to buy)
Deferred Performance Share Unit                     Common Stock                 11,739.0000$0.0000    D

Explanation of Responses:

(1)
These shares are held in a trust for the benefit of the reporting person's adult child. The reporting person's wife is trustee for said trust. The filing of this form does not constitute an admission that the reporting person is, for purposes of Section 16 of the Securities Exchange Act of 1934, or otherwise, the beneficial owner of any equity securities covered by the statement.
(2)
These options were granted under the Hershey Foods Corporation 1987 Key Employee Incentive Plan, and they have a stock withholding feature which permits the withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ Kwiat                 Kenneth
DATE 02/09/98